Exhibit A:

  Full Value Partners L.P.
  250 Pehle Ave, Suite 708
  Saddle Brook, NJ 07663
  (201) 556-0092 // Fax: (201) 556-0097 // pgoldstein@bulldoginvestors.com

January 15, 2016

W. Scott Jardine, Esq.
Secretary and Chief Legal Officer
First Trust Dividend and Income Fund
120 East Liberty Drive, Suite 400
Wheaton, IL 60187

Dear Mr. Jardine:

  Full Value Partners L.P. is a member of the Bulldog Investors group whose most recent Schedule 13D for First Trust Dividend and Income Fund (the "Fund")
was filed on December 16, 2015.  Please refer to that filing for additional information. Full Value Partners owns 100 shares of the Fund in registered name and 197,310 shares in street name. The Bulldog Investors group beneficially owns a total of 971,671 shares.

  We intend to appear in person or via proxy at the Fund's 2016 annual meeting to submit the following proposal for a vote by stockholders: "The board of trustees should consider adopting a plan to afford stockholders an opportunity to realize net asset value."  The purpose of the proposal is self-evident.

  In addition, at the meeting, we intend to nominate the following four persons for election as trustees of the Fund:

    Gerald Hellerman (born 1937) - 5431 NW 21st Avenue, Boca Raton, FL
    33496; Mr. Hellerman owned and served as Managing Director of Hellerman
    Associates, a financial and corporate consulting firm, from 1993 to 2013.
    Mr. Hellerman is a director and chairman of the audit committee of
    Emergent Capital, Inc., a director and chairman of the Audit Committee of MVC Capital, Inc., a director and chief compliance officer of the
    Mexico Equity and Income Fund, Inc. and Special Opportunities Fund, Inc.
    a director and chairman of the audit committee of Crossroads Capital,
    Inc., and a director of Ironsides Partners Opportunity Offshore Fund.
    Mr. Hellerman also served as a financial analyst and later as a branch chief with the U.S. Securities & Exchange Commission over a ten-year period, as Special Financial Advisor to the U.S. Senate Subcommittee
    on Antitrust and Monopoly for four years, and as the Chief Financial
    Analyst of the Antitrust Division of the U.S. Department of Justice
    for 17 years.

    Phillip Goldstein (born 1945) - Park 80 West, Plaza Two, 250 Pehle Ave.,
    Suite 708, Saddle Brook, NJ 07663; Mr. Goldstein is a member of Bulldog
    Investors, LLC, the investment adviser of Special Opportunities Fund, Inc.
    and the investment partnerships comprising the Bulldog Investors group of private funds.  He also is a manager of Kimball & Winthrop, LLC, the managing general partner of Bulldog Investors General Partnership, since
    2012. Until 2012, Mr. Goldstein was a member of the general partners of several private funds in the Bulldog Investors group of private funds and in 2012 became a member of Bulldog Holdings, LLC which became the sole owner of such general partners. Mr. Goldstein has been a director of
    Special Opportunities Fund, Inc., a closed-end fund, since 2009, and the
    Mexico Equity and Income Fund, Inc.,a closed-end fund, since 2001. He has also been a director of Emergent Capital, Inc., a specialty finance company, since 2012, and Brantley Capital Corporation until 2013.

  Each of our nominees is a U.S. citizen. None of them is an interested person of the Fund or owns any shares of the Fund. There are no arrangements or understandings between any nominee and Full Value Partners in connection with the nominations nor are there any conflicts of interest that would prevent any nominee from acting in the best interest of the Fund.

  Please notify us as soon as possible if you would like any additional information.
Thank you.

Very truly yours,

/S/Phillip Goldstein

Phillip Goldstein
Member of the General Partner